

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2011

Jay S. Sidhu
Chairman, Chief Executive Officer and Director
Customers Bancorp, Inc.
1015 Penn Avenue
Wyomissing, Pennsylvania 19610

Re: Customers Bancorp, Inc.
            Amendment No. 5 to Registration Statement on Form S-1
            Filed April 18, 2011
            File No. 333-166225

Dear Mr. Sidhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 2. However, it appears that the company may have provided Commonwealth Advisers with projections of net income, tangible book value per share and other metrics through 2015. Please revise to include these in the document or tell us why they are not material.

2.   Please consider the need to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X and to provide an updated consent from your independent accountants.

3.   In accordance with our letters dated July 29, 2010 (USA Bank SAB Topic 1:K request for relief) and September 29, 2010 (ISN Bank SAB Topic 1:K request for relief), please revise your relevant disclosures throughout the filing to include an explanation for the omission of financial statements required under Rule 3-05 of Regulation S-X and the related pro forma financial information under Article 11 of Regulation S-X.

The Merger, page 57

4.   Please quantify the discussion, to the extent possible.

Certain Material U.S. Federal Income Tax Considerations, page 90

5.   Please identify the firms giving the tax opinions here and in Legal Matters.

Summary Selected Unaudited Pro Forma Condensed Financial Information
Notes to Unaudited Pro Forma Combined Financial Information, page 145

6.   Please revise to explain the difference between the $4.1 million loan receivable discount as disclosed in note 6 and your disclosure of the adjustments to reflect the fair value of loans in note 7, which indicates the adjustment is $4.7 million.

7.   We note your note 7 disclosure that a $1.5 million adjustment was made to reflect the removal of the allowance for loan losses. Please revise to explain the difference between this disclosure and that included in the Berkshire Bancorp, Inc. December 31, 2010 audited financial statements, which states that the allowance for loan losses was $1.6 million.

8.   Please revise to describe how prepayments are considered in the determination of contractual cash flows and cash flows expected to be collected.

9.   Please revise your disclosure in note 7(b) to include the contractually required payments receivable, nonaccretable yield, cash flows expected to be collected, accretable yield, and the estimated fair value of those loans determined to be within the scope of ASC 310-30.

10.   We note your disclosure in note 7(b) that the $1.5 million credit quality adjustment as it relates to the $89.0 million of loans determined not to be within the scope of ASC 310-30 will be recognized using the effective yield method over the life of the loans. Please revise to include enhanced disclosure clarifying whether your accounting policy is to recognize interest income for the discount accretion based on the acquired loans' contractual cash flows as described in the guidance for accounting for loan origination fees and costs included in ASC 310-20 or to recognize interest income based on the acquired loans' expected cash flows, as described in the guidance for accounting for loans acquired in a transfer that have deteriorated in credit quality since origination

included in ASC 310-30. In the event your accounting policy is based on expected cash flows, please revise to include all of the disclosure requirements in ASC 310-30.

11.   Please revise your disclosure describing your pro forma adjustments (D), (E) and (F) on page 148 to clarify whether you are recognizing income based on the level yield method or a method that approximates the level yield method.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
        Customers Bank
Asset Quality, page 166

12.   We note your response to comment 22 of our letter dated February 10, 2011 and your revised footnote disclosure to the allowance for loan losses to total non-covered loans ratio on page 167. In order to provide further transparency surrounding these disclosures, please further enhance this disclosure to:

    •   Clarify, if true, that none of the manufactured housing loans or mortgage warehouse loans were classified as non-accrual or non-performing at December 31, 2010 and 2009;

    •   Quantify the amount of allowance associated with the non-covered mortgage warehouse and purchased manufactured housing loans at December 31, 2010 and 2009;

    •   Quantify the following ratios excluding the non-covered mortgage warehouse and purchased manufacture housing loans:
        ▪ Non-accrual loans to total non-covered loans;
        ▪ Non-performing non-covered loans to non-covered total loans;
        ▪ Non-performing non-covered assets to non-covered total assets;
        ▪ Non-accrual non-covered loans and 90+ days delinquent to non-covered total assets; and
        ▪ Allowance to total non-covered loans.

13.   Please revise the line item description for the second asset quality ratio presented on page 167 from "non-performing loans to non-covered total loans" to "non-performing non-covered loans to non-covered total loans".

Customers Bank Financial Statements
Balance Sheets, page Customers F-2

14.   We note the loans held for sale balance of $199.97 million and net loans receivable not covered under FDIC loss share agreements balance of $498.96 million at December 31, 2010, compared to no loans held for sale and a net loans receivable not covered under FDIC loss share agreements balance of $636.54 million at September 30, 2010 based on

your disclosures on page Customers F-1 of your Amendment No. 4 to Form S-1/A dated March 11, 2011. Given the decrease in your net loans receivable balance in the last quarter of 2010, please tell us if there were any reclassifications to loans held for sale and, if so, revise to include disclosures by portfolio segment of such reclassifications or sales in accordance with ASC 310-10-50-11B(f).

Notes to Financial Statements
Note 1 – Summary of Significant Accounting Policies
Loans Receivable, page Customers F-7

15. Please revise to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b) for guidance.

Allowance for Loan Losses, page Customers F-8

16. We note your disclosure on page F-8 describing your loan portfolio segments and classes. In particular, we note that this disclosure indicates that you have not identified loans acquired with deteriorated credit quality (accounted for in accordance with subtopic ASC 310-30) as a separate portfolio segment or class of financing receivable. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 in making this determination. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. If you determine that there should be a separate portfolio segment or class of financing receivable for your loans acquired with deteriorated credit quality, please revise your disclosures accordingly.

17. Please revise to describe the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

Note 5 – Loans Receivable, page Customers F-17

18. We note your response to comments 24 and 26 of our letter dated February 10, 2011 that you revised the Form S-1 at page F-20 to address our comments. However, we are unable to locate these disclosures on page F-20 or anywhere in Note 5. Please address the following regarding your accounting treatment for loans acquired in connection with the USA Bank and ISN Bank FDIC assisted transactions:

- Revise your disclosures to more clearly identify the loans at acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans;

- Revise your disclosures to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to each of these accounting models, including a discussion of the parameters for establishing and assembling the pools of loans which were subject to each of these accounting models;

- Revise your disclosure to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30.

19.   As a related matter, your response to comments 24 and 26 of our letter dated February 10, 2011 states that you have included the disclosures under ASC 310-30-50 in the December 31, 2010 financial statements. However, we are unable to locate these disclosures. Please tell us where *each* of the disclosure requirements of ASC 310-30-50 are located in your financial statements or revise your document to include all of the required disclosures for each of your FDIC assisted transactions that occurred during the fiscal year ended December 31, 2010.

20.   Please revise to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

21.   Please revise to disclose the following information for your loans receivable covered under FDIC loss sharing arrangements:

- The recorded investment by credit quality indicator. Refer to ASC 310-10-50-29(b) and 310-10-55-8;

- A description of the credit quality indicator. Refer to ASC 310-10-50-29(a) In this regard, we believe it is appropriate to ensure that credit quality indicators for purchased impaired loans are disclosed separately;

- For each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c); and

- If you use internal risk ratings, qualitative information on how you relate the likelihood of loss. Refer to ASC 310-10-50-30.

Alternatively, tell us how you determined that this information was not required to be disclosed.

22.   We note your response to comments 25 and 27 of our letter dated February 10, 2011 and your revised disclosure on page Customers F-20 and remain unclear as to how you calculated the nonaccretable and accretable yield and in particular, why the accretable

yield is so low. Please provide us with the following for both your USA Bank and ISN Bank FDIC assisted transactions:

- Your analysis of the loan portfolio used to support the amount of the initial investment, the accretable yield and non-accretable yield;

- In detail, the methodology, inputs and key assumptions used in your analysis to measure each key element;

- Whether your initial investment in acquired loans was measured based on the fair value of the loans. Please explain how you factored risks other than credit (liquidity, market, etc) in you measurement of the initial investment; and

- Whether your estimate of cash flows expected at acquisition was discounted or undiscounted. If you used a discounted cash flow methodology to measure your initial investment, please tell us the discount rate used, how it was determined, and whether the discount rate was the effective interest rate of the loans.

23.   We note your disclosure on page Customers F-20 that the outstanding balance of covered loans is $50.4 million at December 31, 2010 and were deemed impaired under ASC 310-30 at acquisition date. Please explain the difference between this disclosure and that on page Customers F-17 stating that the outstanding balance of covered loans was $164.9 million at December 31, 2010.

24.   We note your disclosure on page Customers F-20 that you established a policy to apply the cash flows received from the credit deteriorated loans (impaired loans) to principal until the cash flows of the loans accounted for under ASC 310-30-55 exceed initial estimates and that the loans are currently on non-accrual status. We also note your presentation of changes in accretable yield, which indicates you recognized $417 thousand in interest income on your purchased impaired loans, and your disclosure that if cash flows estimate of the impaired acquired loans increase, a reclassification from the nonaccretable discount to the accretable discount will be estimated and accreted over the life of the loan. In order to provide further transparency around these income recognition disclosures, please refer to ASC 310-30-35-3 and revise your disclosures to more clearly address the following:

- The amount of loans acquired in each of the FDIC assisted transactions for which you have a reasonable expectation about the timing and amount of cash flows expected to be collected and are therefore recognizing interest income;

- The amount of loans acquired in each of the FDIC assisted transactions for which you do not have a reasonable expectation about the timing and amount of cash flows expected to be collected and have therefore placed the loans on nonaccrual status and applied the cost recovery method or cash basis method of income recognition; and

- The date(s) that these loans were placed on non-accrual status.

Note 13 – Federal Income Taxes, page Customers F-25

25.   We note your response to comment 28 of our letter dated February 11, 2011 and your revised disclosures on page Customers F-26 supporting your reversal of the deferred tax valuation allowance during the year ended December 31, 2010. In order to more fully understand your conclusion that no valuation allowance is necessary at December 31, 2010, please provide us with the following:

- An in depth discussion of how you plan to generate taxable income from the two bank acquisitions considering your disclosure on page Customers F-20 and elsewhere in the Form S-1 indicating that the majority of the assets acquired (i.e., loans) are on non-accrual status. In this regard it is noted that as of December 31, 2010 the balance of accretable yield associated with these acquisitions was only $490 thousand;

- An analysis detailing the Bank's performance during the second and third quarters of 2010 supporting your response that the Bank returned to profitability during the second quarter of 2010 and third quarter when the bargain purchase gains and the costs associated with the acquisition are not included;

- A similar analysis detailing the Bank's performance during the fourth quarter of 2010;

- Any other positive evidence considered, specifically addressing how you were able to overcome the significant negative evidence that you appear to be in a cumulative three year loss position if not for the bargain purchase gain recognized during the year ended December 31, 2010; and

- Consider the need to revise your document to include early warning disclosures in MD&A and in the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jay S. Sidhu
Customers Bancorp, Inc.
May 3, 2011
Page 8

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: David F. Scranton, Esquire
        Stradley Ronon Stevens & Young, LLP
        30 Valley Stream Parkway
        Malvern, Pennsylvania 19355